Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Director, Chairman	Non-executive Directors

Wu Haijun	Xie Zhenglin

Executive Director, Vice Chairman, President	Peng Kun

Guan Zemin	Independent Non-executive Directors

Executive Directors, Vice Presidents	Li Yuanqin

Jin Qiang	Tang Song

Jin Wenmin	Chen Haifeng

Huang Xiangyu	Yang Jun

Huang Fei	Gao Song

There are 4 Board committees. The table below sets out the Board committees on which each Board member serves.

Director Board Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee	Strategy Committee
Wu Haijun			M	C
Guan Zemin				VC
Jin Qiang
Jin Wenmin
Huang Xiangyu
Huang Fei				M
Xie Zhenglin				M
Peng Kun
Li Yuanqin	C
Tang Song	M	M
Chen Haifeng	M		M
Yang Jun		C	C
Gao Song		M		M

Notes：

C Chairman of the relevant Board committee

VC Vice Chairman of the relevant Board committee

M Member of the relevant Board committee

Shanghai, the PRC, 30 September 2020